UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Professional Trading Services Brokerage, LLC aka PTS Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

125 Gaither Drive, Suite C
(No. and Street)

Mount Laurel	NJ	08054
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeremy J Schank	856-802-9400	compliance@ptsbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, and middle name)

One Bala Ave, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jeremy J Schank_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Professional Trading Services Brokerage, LLC aka PTS Brokerage, LLC_____, as of __12/31_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER M LAMBING
Notary Public - State of New Jersey
My Commission Expires Jan 17, 2025

Signature: _____

Title: _____
CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FINANCIAL STATEMENTS
SUPPLEMENTAL INFORMATION
INDEPENDENT ACCOUNTANT'S REPORT AND
OTHER MATTERS

PTS BROKERAGE, LLC

DECEMBER 31, 2022

PTS BROKERAGE, LLC

DECEMBER 31, 2022

TABLE OF CONTENTS

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE   SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
PTS Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTS Brokerage, LLC.(the "Company"), as of December 31, 2022, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.



March 27, 2023

Bala Cynwyd, PA 19004

PTS BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$ 60,627
Receivables	190,732
Fixed Assets, Net	7,868
Right of use Asset, Net	20,529
Other Assets	14,653
TOTAL ASSETS	**$294,399**

LIABILITIES & MEMBERS' EQUITY

LIABILITIES

Accounts Payable & Accrued Expenses	$ 123,550
Lease Liability	20,974
TOTAL LIABILITIES	**$ 144,524**

MEMBERS' EQUITY	**$ 149,875**
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 294.399**

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF OPERATIONS

For the Year Ended
DECEMBER 31, 2022

REVENUE

Commissions	$637,237
Investment Advisory Fees	674,892
Mutual Fund Fees	108,769
Other Income	2,320
TOTAL REVENUE	1,423,218

OPERATING EXPENSES

Employee Compensation	868,609
Occupancy and Equipment	20,915
Regulatory Fees	12,717
Technology and Communications	23,307
Other Expenses	33,013
TOTAL OPERATING EXPENSES	958,561

NET INCOME	$464,657

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended
DECEMBER 31, 2022

Members' Equity, beginning of year	$161,325
Net Income	464,657
Less: Capital Distributions	(476,107)
Members' Equity, end of year	$149,875

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF CASH FLOWS

For the Year Ended
DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITES

Net Income	$464,657
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Depreciation	392
(Increases) decreases in Operating Assets	
Operating Lease right-of-use	19,720
Other Assets	(3,684)
Receivables	15,923
Increases (decreases) in Operating Liabilities	
Operating Lease liability	(19,498)
Accounts Payable & Accrued Expenses	15,285
Net cash provided by Operating Activities	492,795

FINANCING ACTIVITES

Capital Distributions	(476,107)
Net cash used for Financing Activities	(476,107)
Net cash increase for period	16,688
Cash at beginning of period	43,939
Cash at end of period	$ 60,627

The accompanying notes are an integral part of these
financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and has been registered as a broker-dealer with the SEC and has been a member of the Financial Industry Regulatory Authority (FINRA) since August 2002. The Company sells mutual funds, life insurance products including variable annuities, provides investment advisory services and provides financial planning services to public customers. The Company is registered in fourteen (14) states to conduct securities transactions. Federal, state, and local income tax returns for years prior to 2019 are no longer subject to examination by tax authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost.

Income taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Member's income tax returns.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue from contracts with customers

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606, "Revenue from Contracts with Customers" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company has entered into contracts with mutual funds of their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual funds shares and variable annuities. Selling and distribution commissions are paid up front based on a fixed percentage of share price, the price of investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and reward of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date. Under contractions entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently

Leases (continued)

recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any period (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2022 the ratio was 1.066 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, the sale of life insurance products including variable annuities, and providing investment advisory services. At December 31, 2022, the Company had net capital, as defined, of $115,884, which was $107,647 in excess of its required minimum net capital of $8,237.

NOTE D – SUBSEQUENT EVENTS

Events of the company subsequent to December 31, 2022 have been evaluated through March 27, 2023 which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2022.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement, no assessment of fines or other sanctions are imposed.

SUPPLEMENTAL INFORMATION

PTS BROKERAGE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

Total member equity from Statement of financial condition	$149,875
Non-Allowable Assets:	
Receivables	11,480
Other assets	22,510
Total Non-Allowable Assets	33,990
Net Capital	$ 115,884

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required per 15c3-1 (a)(2)	$ 8,237
Excess Net Capital	$ 107,647
Excess Net Capital at 120%	$ 103,529
Aggregate Indebtedness from Statement of Financial Condition, net of A-1c liabilities	$ 123,550
Percentage of AI to NC	106.62 %
Debt-Equity Ratio in accordance with 15c3-1(d)	0 %

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2022

SCHEDULE II

PTS BROKERAGE, LLC
EXEMPTIVE PROVISIONS UNDER
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
PTS Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which PTS Brokerage, LLC. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which PTS Brokerage, LLC. claimed an exemption from 17 C.F.R. ~240.15c3-3:(1). SEC Rule 15c3-3(k)(1) and Footnote 74 of SEC Release 34-70073 and PTS Brokerage, LLC. stated that PTS Brokerage, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. PTS Brokerage, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PTS Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 27, 2023

<center>EXEMPTION REPORT</center>

We confirm, to the best of our knowledge and belief, that:

1. PTS Brokerage, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(1) throughout the calendar year January 1, 2022 to December 31, 2022.

2. PTS Brokerage, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the calendar year January 1, 2022 to December 31, 2022 without exception.

_____   _____3/27/23_____
Jeremy J. Schank   Date
PTS Brokerage, LLC
125 Gaither Drive, Suite C
Mount Laurel, NJ 08054
(856) 802-9400

<center>-14-</center>

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
PTS Brokerage, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities
Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC)
Series 600 Rules, which are enumerated below and were agreed to by PTS Brokerage,
LLC. and the SIPC, solely to assist you and SIPC in evaluating PTS Brokerage, LLC.'s
compliance with the applicable instructions of the General Assessment Reconciliation
(Form SIPC-7) for the year ended December 31, 2022. PTS Brokerage, LLC.'s
management is responsible for its Form SIPC-7 and for its compliance with those
requirements. This agreed-upon procedures engagement was conducted in accordance
with standards established by the Public Company Accounting Oversight Board (United
States) and in conformance with attestation standards established by the American
Institute of Certified Public Accountants. The sufficiency of these procedures is solely
the responsibility of those parties specified in this report. Consequently, we make no
representation regarding the sufficiency of the procedures described below either for the
purpose for which this report has been requested or for any other purpose. The
procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-
   17A-5 for the year ended December 31, 2022, with the Total Revenue amount
   reported in Form SPIC-7 for the year ended December 31, 2022, noting no
   differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules
   and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-
   7 and in the related schedules and working papers supporting the adjustments,
   noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with
   the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on PTS Brokerage, LLC.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of PTS Brokerage, LLC. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 27, 2023

PTS BROKERAGE, LLC
SCHEDULE OF ASSESMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

For the Year Ended
DECEMBER 31, 2022

Period Covered	Date Paid	Amount
General Assessment Reconciliation for the year ended December 31, 2022		$1,035
Payment Schedule		
SIPC-6	8/02/2022	538
SIPC-7	1/27/2023	497
Amount Due		$ 0